GEOLOGIC REPORT NM02EXE-1

SUMMARY REPORT
FOR THE NOME GOLD AND GRAVEL PROJECT,
SEWARD PENINSULA,
ALASKA

prepared for

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95030

prepared by

Avalon Development Corp.
 P.O. Box 80268
Fairbanks, AK 99708

April 15, 2002

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

LIST OF FIGURES

Figure 1: Location map for the Nome Project.
Figure 2: Claim status map for the Nome Project.
Figure 3: General geology of the Seward Peninsula, Alaska.
Figure 4: General geology of the Nome Mining District
Figure 5: Plan map of resource areas for the Nome Project

LIST OF TABLES

Table 1: Nome Project gold resources by category
Table 2: Sand and gravel resources on the Nome Project

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

SUMMARY

               The Nome Gold/Gravel Project is located 3 road miles north of the city and port of Nome, Alaska. The project area has good infrastructure and the city of Nome (population 4,000) is the logistical and economic hub for this part of western Alaska. Over 4 million ounces of Placer gold has been produced from the sand and gravel of the Nome area since gold was discovered in the district in 1898. The majority of this gold was produced during a 70-year period of continuous bucketline dredge mining from 1925 to 1995. Placer gold occurs on or near bedrock, disseminated through gravels, or as definite horizons or concentrations in the gravel above the true bedrock. Mineralization is entirely native gold and is recoverable by simple gravity recovery methods. Changes in sea levels during the last glacial and interglacial periods have resulted in a series of beach and marine sedimentary deposits on the Nome coastal plain both above and below the present sea level. These beach and marine sediments are generally overlain by younger glacial deposits. A vast majority of the placer gold is hosted within the oldest beach deposits that lay on wave bench abrasion platforms in bedrock and false bedrock. Approximately 10,000 churn holes have been drilled on the project from 1910 until 1998. The drill hole database includes entries for 7,248 holes including location, sample results and down-hole volumes. The Nome Project has historic measured plus indicated resources 139,061,000 tonnes containing 1.2 million ounces of gold and an additional inferred resource of 156,479,000 tonnes containing 1.1 million ounces of gold. These resources are contained within 295 million cubic yards of sand and gravel aggregate. Average grades in various resource blocks range from 0.156 to 0.342 grams per tonne (0.005 to 0.011 ounces of gold per cubic yard). The Nome Project has potential to recommence placer gold mining if gold prices increase beyond their current trading ranges ($275-300/oz). The project also has substantial potential for long term gravel extraction for local and Pacific Rim consumption. Recommended work programs include completion of an independent preliminary economic assessment study to help define the potential capital, operating cost, and transportation cost parameters for a large-scale combined aggregate and gold operation. NovaGold also should review their current land holdings to determine if outright sale of certain lands would be advisable. No active field exploration is required for these programs. Total cost of the recommended work programs is US$100,000.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

INTRODUCTION AND TERMS OF REFERENCE

               The following report was commissioned by NovaGold Resources Inc. (NovaGold) to summarize the geology and mineralization of the Nome gold and aggregate project in western Alaska. Avalon was retained to complete this summary report for NovaGold in a form consistent with Canadian National Instrument 43-101. Recommended work programs and budgets are included at the end of this report.

               Unless otherwise noted, all costs contained in this report are denominated in United States dollars (US$1.00 = CDN$1.50). For purposes of this report, the term “opt” will refer to troy ounces per short ton, “gpt” will refer to grams per metric tonne and “yd3” will refer to cubic yards. The term “aggregate” is used in this report to define in-situ fluvial, glacial and fluvioglacial gravels as well as washed and stacked placer mine tailings from previous gold mining operations. For purposes of this report the Nome Gold and Aggregate Project will be referred to as the “Nome Project”. Historic resource estimates for the Nome Project were completed using traditional units for alluvial gold properties, e.g., as troy ounces of gold per cubic yard of gravel. Production experience has indicated that a cubic yard of gravel on the Nome Project weighs approximately 2,200 pounds or 1 metric tonne (NovaGold, 2002). For purposes of this report, historic resource estimates are reported using metric units of metric tonnes and grams of gold with gold grades reported as grams per metric tonne (1 troy ounce = 31.103481 grams).

DISCLAIMER

               The attached report has been prepared by Avalon using public documents acquired by the author and private documents written by or given to the author for this purpose. While reasonable care has been taken in preparing this report, Avalon cannot guarantee the accuracy or completeness of all supporting documentation. In particular, Avalon did not attempt to determine the veracity of geochemical data reported by third parties, nor did Avalon attempt to conduct duplicate sampling for comparison with the geochemical results provided by other parties. Consequently, the use of this report shall be at the user’s sole risk and Avalon hereby disclaims any and all liabilities arising out of the use or distribution of this report or reliance by any party on the data herein. The interpretive views expressed herein are those of the author and may or may not reflect the views of NovaGold.

PROPERTY DESCRIPTION AND LOCATION

               The Nome gold and aggregate project is located in the southern Seward Peninsula adjacent to the city of Nome (Figure 1). The Alaska Gold Company (AGC), a wholly owned subsidiary of NovaGold Resources Inc., owns over 14,000 acres of patented mining claims in and around the City of Nome with an estimated 10,000 acres within Nome City limits. The property consists of 313 mineral surveys made up of one or more patented claims covering the approximately 14,000 acres (Figure 2). The surficial gold and gravel deposits on the patented mining claims surround the city of Nome to the northeast, north and northwest. Patented mining claims convey a fee simple title to the owners which includes both surface and subsurface

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

estates. These patented claims have no annual work requirements associated with them. A portion of the claims lie within Nome City limits and have city taxes imposed which have been approximately $34,000 per year (NovaGold, 2002).

               The Company has also acquired the rights to explore and develop an additional 15,000 acres of patented native lands from Bering Straits Native Corporation that are adjacent to the Company’s holdings bringing NovaGold’s Nome area land package size to a total of 29,000 acre (11,736 hectare).

               The nearest area to the Nome Project that is closed to mineral entry is the Bering Land Bridge National Preserve which is over 60 miles northeast of the Nome Project at its closest point. Active mineral production has occurred almost continuously for the last 100 years on lands now within the Nome Project. There currently are no unusual social, political or environmental encumbrances to exploration, development or production on the prospect.

ACCESS AND INFRASTRUCTURE

               The city of Nome (population 4,000) is situated on the Bering Sea coast and serves as the logistical and administrative center for this portion of western Alaska. Nome has daily commercial jet service from Anchorage and large container barge service from June through October. The Nome Project is road accessible year-around via paved and all-weather gravel roads. The city of Nome has provided electricity to past mining operations and has offered that service for future operations. NovaGold owns extensive office and warehouse facilities on its lands within the city of Nome

               The Nome area has an extensive, well-maintained road system. The sand and gravel aggregates on the Nome Project are accessed from Nome via paved and unpaved roads, within ½ to 3 miles from the port of Nome. The city of Nome has provided electricity to past mining operations and has offered that service for future operations. The Nome Project supports extensive areas suitable for stockpiles, processing and other facilities requirements. Water is plentiful via water wells and surface sources.

               The climate in Nome is influenced by coastal conditions and is warmer relative to comparable latitudes inland. The port of Nome is generally ice-free in excess of 6 months per year with scheduled barge service typically from May until October. Ice in the port is shore-fast ice and could likely be kept clear for several additional months or even year around at a modest additional cost. Open pit placer gold mining operations have taken place year around in Nome.

               The majority of the Nome Project resources are situated on the Nome coastal plain. Elevations on the coastal plain range from sea level to around 100 meters (330 feet) at the base of the foothills along the Nome Coastal Plain. Vegetation is comprised of a thick mantle of tundra with limited dwarf willow trees in some of the drainages. Outcrop is sparse, however, some exposure exists along ridge tops and in the vicinity of old placer prospects.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

HISTORY

               Gold was discovered in what is now Anvil Creek in 1898 by Jafet Lindeburg, John Brynteson and Eric Lindblom (Collier and others, 1908). Production of more then $3,000,000 of gold in 1899 led to a large gold rush to Nome in 1900 however most of the best ground along the creeks was already taken. The second rush to Nome occurred after John Hummel discovered gold on the beach in mid-1900 (Littlepage, 1997). Buried beach deposits including the Third Beach were discovered in 1904 (Moffit, 1906). The first of several submarine beaches was discovered in 1908 (Smith, 1909). The first dredge was built in 1905 and by 1917 more than twenty dredges had been built. In 1922, the Hammon Consolidated Gold Fields Company started consolidating the district land ownership and started construction of two electric nine cubic foot capacity Yuba dredges (Brooks and Capps, 1924). This coincided with the first cold water thawing process.

               In 1923, United States Smelting, Refining and Mining Company (USSR&M) bought out Hammon Consolidated Gold Fields. Churn drilling commenced in the mid-1920s for a prospecting and resource delineation. Dredging, thawing and churn drilling methods changed little through 1995, when those methods were discontinued due to low gold prices. USSR&M was sold to Sharon Steel Corporation in 1972 and the name was changed to Alaska Gold Company. Sharon Steel later declared bankruptcy and re-emerged from bankruptcy as Mueller Industries. In 1999, NovaGold purchased the Alaska Gold Company from Mueller Industries.

               After acquisition, NovaGold converted voluminous amounts of detailed and meticulous map and drill log information into a digital database containing information on some 7248 churn holes, numerous pits and shafts. As the district has been in near-continuous operation for more than 70 years of recorded production using large-scale bucketline dredges, there is a sizable database on which to base resource estimates for the property. The property has produced over four million ounces of placer gold and an unknown but significant volume of sand and gravel have been produced from the project and used for construction of roads, port and airport facilities in the Nome area. Sand and gravel material in stockpiles that were a bi-product of the historic gold mining are currently being sold by the company as construction aggregate for local use and export shipment by barge.

GEOLOGIC SETTING

               The Seward Peninsula is composed of a complex series of metamorphic rock packages which have been affected by large scale accretionary, rotational and transcurrent events (Figure 3). The rocks of the Seward Peninsula consist of continental shelf, platform and margin assemblages ranging from limestone and dolomite through pelitic and psammitic protoliths to intermediate and basaltic volcanic rocks. These rocks form part of the Arctic composite terrane of Plafker and Berg (1994) and originally were deposited along the northern margin of ancestral North America. Subsequent blueschist followed by amphibolite facies metamorphism modified these rock packages. Cretaceous and Tertiary compressional and extensional deformation, mid-Cretaceous plutonic activity and large-scale Tertiary counterclockwise rotation have further modified rocks of the Seward Peninsula. Most of the host rocks underlying the Nome Project are low-grade metamorphic rocks of the Nome Group (Bundtzen and others, 1994).

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

               Lower elevations (<200 meters) in the Nome District are covered by glacial drift laid down during past glaciations. The most extensive surface drift sheet was deposited during the Nome River glaciation of middle Pleistocene age (Figure 4, Bundtzen and others, 1994). Ice of this advance flowed southward out of cirques in the Kigluaik Mountains and coalesced with local ice from cirques and small ice caps in the uplands north of Nome. Ice of the Nome River glaciation filled the major trunk streams near Nome (Nome, Snake, Penny, Sinuk, Stewart Rivers) and extended southward several kilometers into present day Norton Sound (Hopkins and others, 1960, Nelson and Hopkins, 1972, Kaufman and Hopkins, 1989; Kaufman and others, 1991). The subsequent Stewart River Glaciation spread out of the Kigluaik Mountains as far as 10 km beyond the mountain front. Ice from Kigluaik Mountain sources joined with local ice, from small, north-facing cirques in the uplands immediately south of Kigluaik Mountains. The Stewart River glaciation is thought to be older than the last major inter-glacial period (Kaufman and Hopkins, 1986; Kaufman and others, 1988). Slightly modified drift of the Salmon Lake glaciation forms lobate moraines that nearly reach as far south as the Stewart River terminal moraines (Kaufman and Hopkins, 1989). Radiocarbon dating indicates that this ice expansion occurred more than 33,000 years ago (Kaufman and others, 1989). During and after these ice expansions, fluvial, colluvial, and marine processes modified the landscape, formed gravel-rich alluvial valley fills, and beach and terrace sediments. Fine-grained estuarine deposits were laid down in lower streams close to the present coast of Norton Sound.

               Numerous unconsolidated fluvial gravel deposits are found overlying bedrock in the Nome District (Figure 4). The sea level has changed and stabilized at various levels both above and below present sea level (Cobb, 1973). These various sea level changes have occurred prior to and post-glaciation. The changing sea level has lead to an abundance of overlapping and cross-cutting alluvial, deltaic and marine deposits. The most abundant unconsolidated deposits on the Nome coastal plain consist of marine and beach deposits that are overlain by younger glacial deposits. These older deposits have been reworked by recent streams and ocean currents along the present beach. Most of the historic placer gold production came from the oldest beach deposits that lay on bedrock and false bedrock. These beach deposits consist of the area that lies just offshore within the wave zone, this area is known as the abrasion platform. Lesser gold deposits are found in the marine sediments and deltaic sediments as well as the overlying stream deposits and present beach deposit. The glacial deposits described above served to cover or in places, dismember and disperse concentrations of alluvial gold. Glacial gravels seldom contain economically significant concentrations of alluvial gold in the Nome Project area (NovaGold, 2002).

DEPOSIT TYPES

               Placer gold is widely distributed throughout the Nome district (Cobb, 1973). Placer gold may occur on or near bedrock, disseminated through gravels, or as definite horizons or concentrations in the gravel above the true bedrock. Mineralization is entirely free gold and amenable to gravity recovery. Changes in sea levels during the last glacial and interglacial periods have resulted in a series of beach and marine sedimentary deposits on the Nome coastal plain both above and below the present sea level. These beach and marine sediments are generally overlain by younger glacial deposits. A vast majority of the placer gold is hosted within the oldest beach deposits that lay on wave bench abrasion platforms in bedrock and false

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

bedrock (Cobb, 1973). Lesser gold deposits are found in the marine sediments and deltaic sediments as well as the overlying stream deposits and in the present beach sands. The glacial deposits do not contain significant concentrations of gold but tend to be barren overburden. Since most mining on the coastal plain has been with bucket line dredges, the geology of all of these deposits is not entirely understood, as these deposits were not exposed for inspection during the mining process (Cobb, 1978).

MINERALIZATION

               Placer gold mineralization on the Nome Project is entirely free native gold and is recoverable with simple gravity methods. The deposits are controlled by sedimentary processes which favor gold deposition on bedrock, false-bedrock or other flat lying horizons. All drilling has been in vertical holes and been interpreted on cross-sections. This has been an accurate method for resource estimation and mining in the past (NovaGold, 2002). The geologic controls are mandated by the type of sedimentary deposit hosting the gold concentrations, once the deposit type is identified extrapolation of length and width is straightforward.

EXPLORATION

               NovaGold has not conducted any new exploration work since acquiring the Nome Project in 1999. Approximately 10,000 churn holes have been drilled on the project from 1910 up until the late 1998 (NovaGold, 2002). The drill hole database includes entries for 7,248 holes including location, sample results and down-hole volumes. The remaining holes are outside of the main resource areas. Drilling on the property was with vertical holes, defining horizontal or near-horizontal mineralized zones. Drill hole spacing ranges from 100 to 200 feet along drill lines. Drill lines were typically spaced at 400 feet for exploration, 200 feet for resource delineation and 100 feet for mine planning. Individual samples generally ranged from one to five feet in length. Grade was determined by the weight of gold from each sample verses the volume of each sample interval.

               The placer gold resources are most densely drilled and understood to the north of Nome in the Monroeville area and to lesser extent in the Airport area and the Western extension, west of the Nome airport. Open pit mining of the gold and gravel deposits on the property was curtailed in 1998 due to low gold prices. The mining permits for the project are currently under care and maintenance status.

DRILLING

               Drilling has been with vertical holes, defining horizontal or near-horizontal mineralized zones (NovaGold, 2002). Approximately 10,000 churn holes have been drilled on the property, database entries of this information is complete for 7,248 holes including location, sample results and down-hole volumes. The true thickness of the intercepts is very close if not exactly the drilled thickness.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

SAMPLING METHOD AND APPROACH

               Sampling during churn drilling was largely controlled by the material that came out of the hole and number of colors (gold grains) panned in the previous sample. The driller and sampler worked together determining the length of the sample. Drill holes were targeted along lines, perpendicular to the strike length of the sedimentary horizons being tested. Results of previous drill holes along the line helped determine the depth of overburden and the approximate depths of the gold-rich horizons. The overburden has distinctive characteristics that allow variable size samples to be collected during drilling (NovaGold, 2002). The upper parts of the hole have very long sample intervals were gold values were seldom significant however, once the various auriferous sediments are encountered the sample length shortened usually from 1 to 5 foot intervals. Drill hole spacing ranges from 100 to 200 feet along drill lines. Drill lines were typically spaced at 400 feet for exploration, 200 feet for resource delineation and 100 feet for mine planning.

               Sample quality is apparently consistent within frozen gravels. Thawed gravels are more of a challenge for high quality samples but most drilling was done by very experience drillers. Thawed gravels would tend to generally understate gold grades by dilution, rarely if ever overstate the grade. Although direct comparison of estimated gold grades and recovered gold grades are not available for the Nome District, detailed analyses of this nature were conducted for identical operations during the same time period by the same company (USSR&M) for the Fairbanks District. These studies indicate that the dredges recovered approximately 8% more gold than churn drilling had estimated was present (D. Eagan, oral comm., 1990).

SAMPLE PREPARATION, ANALYSES AND SECURITY

               Churn drill samples were concentrated at the drill with a short sluice box known as a “long tom”. The retained sands were then hand panned, then taken into Nome, amalgamated and then weighed (NovaGold, 2002). When the hole was terminated in frozen ground, water was poured down the hole in pre-measured volumes, typically 1 cubic foot, and then a depth measurement was taken to determine the vertical height taken up by the water. This gave the volume of the drill hole in intervals coming up the hole. Grade was determined by the weight of gold verses the volume of hole at each sample interval.

DATA VERIFICATION

               Data from exploration and development drilling was completed as part of an active mining operation. No external quality checks were made nor were outside laboratories used for analysis. The gold recovered from many of these samples was stored in vials for later reference. The weight of gold in these vials has not been re-verified, nor has any other verification taken place (NovaGold, 2002).

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

ADJACENT PROPERTIES

               There are a number of placer and lode gold prospects in the Nome Mining District however, as of the date of this report, there are no other nearby mineral prospects that bear directly on the potential of the Nome Project.

MINERAL PROCESSING AND METALLURGICAL TESTING

               No mineral processing or metallurgical testwork has been completed on the Nome Project. The fact that the district has experienced more than 70 years of large-scale bucketline dredging operations using only gravity recovery methods is a testament to the efficiency of the continued use of this method of recovery.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

               Alaska Gold Company completed an internal resource estimate for the Nome Project after dredging operations ceased in 1995 (NovaGold, 2002). This report was completed by Norm Johnson, a mining engineer with Alaska Gold who was the Qualified Person as defined by NI43-101. These historical resource estimates comply with the standards as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

               The mineral resource estimate shown in Table 1 was accomplished in plan view using the "triangle method", a type of polygonal estimation method, described in U.S. Bureau of Land Management Technical Bulletin #4, Placer Examinations, and backed by over 4,000,000 ounces of gold produced during 70 years of continuous recorded mining activity on the property. Figure 5 shows the approximate boundaries and labels for individual resource blocks. Table 1 is a summary of the resource estimates by resource category.

Table 1: Compiled resources by category. Data from NovaGold Resources, 2002
Resource Category	Tonnes (000’s)	Grade (gpt)	Ounces
Measured Resources	48,802	0.31	484,000
Indicated Resources	90,259	0.24	668,000
TOTAL MEASURED + INDICATED RESOURCES	139,061	0.26	1,172,000
Inferred Resources	156,479	0.21	1,066,000
TOTAL INFERRED RESOURCES	156,479	0.21	1,066,000

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

               In addition to defining a placer gold resource the 10,000 drill holes on property define a total sand and gravel aggregate resource containing 1,133,792,000 tonnes of material (Table 2).

Table 2: Sand and gravel aggregate resources on the Nome Project. Data from NovaGold Resources, 2002
¾” gravel aggregate (current stockpiles)	26,132,000 tonnes
Aggregate in defined gold resource areas	260,538,000 tonnes
Aggregate outside of defined gold resource areas	847,122,000 tonnes
Total Sand and Gravel Material	1,113,792,000 tonnes

OTHER RELEVANT DATA AND INFORMATION

               There are no other data available to the author that bear directly on the potential of the Nome Project.

INTERPRETATIONS AND CONCLUSIONS

               The Nome Gold/Gravel Project is located 3 road miles north of the city and port of Nome, Alaska. The project area has good infrastructure and the city of Nome (population 4,000) is the logistical and economic hub for this part of western Alaska. Over 4 million ounces of Placer gold has been produced from the sand and gravel of the Nome area since gold was discovered in the district in 1898. The majority of this gold was produced during a 70-year period of continuous bucketline dredge mining from 1925 to 1995. Placer gold occurs on or near bedrock, disseminated through gravels, or as definite horizons or concentrations in the gravel above the true bedrock. Mineralization is entirely native gold and is recoverable by simple gravity recovery methods. Changes in sea levels during the last glacial and interglacial periods have resulted in a series of beach and marine sedimentary deposits on the Nome coastal plain both above and below the present sea level. These beach and marine sediments are generally overlain by younger glacial deposits. A vast majority of the placer gold is hosted within the oldest beach deposits that lay on wave bench abrasion platforms in bedrock and false bedrock. Approximately 10,000 churn holes have been drilled on the project from 1910 until 1998. The drill hole database includes entries for 7,248 holes including location, sample results and down-hole volumes. The Nome Project has historic measured plus indicated resources 139,061,000 tonnes containing 1.2 million ounces of gold and an additional inferred resource of 156,479,000 tonnes containing 1.1 million ounces of gold. These resources are contained within 295 million cubic yards of sand and gravel aggregate. Average grades in various resource blocks range from 0.156 to 0.342 grams per tonne (0.005 to 0.011 ounces of gold per cubic yard). The Nome Project has potential to recommence placer gold mining if gold prices increase beyond their current trading ranges ($275-300/oz). The project also has substantial potential for long term gravel extraction for local and Pacific Rim consumption. Recommended work programs include completion of an independent preliminary economic assessment study to help define the potential capital, operating cost, and transportation cost parameters for a large-scale combined aggregate and gold operation.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

RECOMMENDATIONS:

               Based on field, laboratory and literature studies completed to date, the following recommendations for future work are warranted:

1.
NovaGold should continue its stated plans to review options to re-start production of a co-product gravel and gold operation in the future. An independent preliminary economic assessment study should be conducted to help define the potential capital, operating cost, and transportation cost parameters for a large-scale aggregate and gold operation. No active field exploration is required for this program.

2.
NovaGold should review their current land holdings to determine if outright sale of certain lands would be advisable. Certain lands where mining may not be feasible because of their proximity to the city of Nome, the airport or the port should be sold to reduce overall holding costs and maximize current project value. No active field exploration is required for this program.

               The estimated total expenditures for the above recommended work is approximately $100,000.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Legend
Rock Creek Project
Map Area
N
W
E
S
TNR - NovaGold JV Lands
NovaGold Nome Project Lands
Nome
0
Miles
6

FIGURE 1: Location map for the Nome project, Nome quadrangle, Alaska. Location of NovaGold - TNR option agreement and Rock Creek lode project shown for reference only.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Washed
Gravels
Gold-bearing
Gravels
Western Extension
Submarine Beach
Airport
Third Beach
Monroeville
Intermediate Beach
Second Beach
NOME
miles
kilometers
N
W
E
S

Figure 2: Property location map for the Nome project, Nome District, Alaska. Alaska Gold (NovaGold subsidiary) lands outlined in green, resource areas in yellow and pink. Data from NovaGold, 2002.

Quaternary Cover
Cretaceous intrusive
Cretaceous volcaniclastics
L. Paleoz blueschist/greenschist
L. Paleoz amphibolite
Bendeleben Mts.
Kigluaik Mts.
Darby Mts.
Divide
Mt Distin
Bulk Gold
Full Auto
Rock Cr.
Big Hurrah
Bluff
NovaGold Nome
Project Lands
0 Kilometers 50
NOME

FIGURE 3: Regional geology of the Seward Peninsula, Alaska. Geology modified from Till and Domoulin, 1994. Prospect locations from Avalon Development, 2002.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

REFERENCES CITED

Brooks, A.H. and Capps, S.R., 1924, The Alaska mineral industry in 1922: U.S. Geological Survey Bulletin 755, pp. 3-49.

Bundtzen, T.K., Reger, R.D., Laird, G.M., Pinney, D.S., Clautice, K.H., Liss, S.A. and Cruse, G.R., 1994, Progress report on the geology and mineral resources of the Nome Mining District: Alaska Division of Geological & Geophysical Surveys Public Data File 94-39, 19 p., 2 maps.

Cobb, E.H., 1973, Placer deposits of Alaska: U.S. Geological Survey Bulletin 1374, 213 pp.

Cobb, E.H., 1973, Summary of references to mineral occurrences (other than mineral fuels and construction materials) in the Nome quadrangle, Alaska: U.S. Geological Survey Open File Report 78-93, 207 pp.

Collier, A.J., Hess, F.L., Smith, P.S., and Brooks, A.H., 1908, The gold placers of parts of Seward Peninsula, Alaska, including Nome, Council, Kougarok, Port Clarence, and Goodhope Districts: U.S. Geological Survey Bull. 328, 343 pp.

Hopkins, D.M., MacNeil, F.S., and Leopold, E.B., 1960, The coastal plain at Nome, Alaska: A late Cenozoic type section’ for the Bering Strait region, in Sorgenfrei, Theodor, ed., Report of the Twenty-first Session, International Geological Congress, Part 4, 343 p.

Kaufman, D.S., Calkin, P.E., Whitford, W.B., Przybyl, B.J., Hopkins, D.M., Peck, B.J., and Nelson, R.E., 1989, Surficial geologic map of the Kigluaik Mountains, Seward Peninsula, Alaska: U.S. Geological Survey Miscellaneous Field Studies Map MF-2074, 1 sheet, scale 1:63,360.

Kaufman, D.S., and Hopkins, D.M., 1986, Glacial history of the Seward Peninsula, in Hamilton, T.D., Reed, K.M., and Thorson, R.M., eds., Glaciation in Alaska--the geologic record: Anchorage, Alaska Geological Society, p. 51-78.

Kaufman, D.S., and Hopkins, D.M., 1989, Late Cenozoic geologic controls on placer-gold distribution in the Nome nearshore area, in Dover, H.H., and Galloway, J.P., eds., Geologic studies in Alaska by the U.S. Geological Survey, 1988: U.S. Geological Survey Bulletin 1903, p. 26-45.

Kaufman, D.S., Hopkins, D.M., and Calkin, P.E., 1988, Glacial geologic history of the Salmon Lake area, Seward Peninsula, in Galloway, J.P., and Hamilton, T.D., eds., Geologic studies in Alaska by the U.S. Geological Survey during 1987: U.S. Geological Survey Circular 1016, p. 91-94.

Kaufman, D.S., Walter, R.C., Brigham-Grette, Julie, and Hopkins, D.M., 1991, Middle Pleistocene age of the Nome River Glaciation, northwestern Alaska: Quaternary Research, vol. 36, no. 3, p. 277-293.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Littlepage, J., 1997, Gold fever in the north: the Alaska – Yukon gold rush era: Anchorage Museum of History and Art, 40 pp.

Moffit, F.H., 1906, Gold mining on the Seward Peninsula: U.S. Geological Survey Bulletin 284, pp. 132-144.

Nelson, C.H., and Hopkins, D.M., 1972, Sedimentary processes and distribution of particulate gold in the northern Bering Sea: U.S. Geological Survey Professional Paper 689,27 p.

NovaGold Resources, Inc., 2002, Nome gold project summary, Internal Report, NovaGold Resources, Inc., 7 pp..

Plafker, G. and Berg, H.C., 1994, Overview of the geology and tectonic history of Alaska in Plafker, G. and Berg, H.C., editors, The Geology of Alaska: Geological Soc. Amer., Geology of North Amer., V. G-1, pp 989-1021.

Smith, P.S., 1909, Recent developments in the southern Seward Peninsula: U.S. Geological Survey Bulletin 379, pp. 267-301.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

STATEMENT OF QUALIFICATIONS

               I, CURTIS J. FREEMAN, consulting geologist and President of Avalon Development Corporation, an Alaska corporation with a business address of P.O. Box 80268, Fairbanks, Alaska 99708, HEREBY CERTIFY THAT:

               1. I am a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978). I am also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

               2. From 1980 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America and Africa.

               3. I personally conducted fieldwork on the Nome Project between 2000 and 2001 and have been engaged by NovaGold Resources Inc. to complete this report and make recommendations for future work in the area.

               4. I do not own any interest in the properties which comprise the Nome Project nor do I own any other interest in any company or entity that owns or controls an interest in the properties which comprise the Nome Project, and I am therefore independent of NovaGold Resources Inc in accordance with the application of Section 1.5 of National Instrument 43-101.

               5. I am a Certified Professional Geologist with the American Institute of Professional Geologists (CPG #6901) and I am a Licensed Geologist in the State of Alaska (#AA159).

               6. I am a Qualified Person for purposes of National Instrument 43-101. I have read and understand the terms of National Instrument 43-101 and its companion documents and have submitted this report with the intention of complying with NI 43-101.

               7. I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that whose omission to disclose would make this report misleading.

               8. I approve of this report being used for any lawful purpose as may be required by NovaGold Resources and its affiliates.

DATED in Fairbanks, Alaska this 15th day of April 2002.

"Curtis J. Freeman" _____________________________________________________ Curtis J. Freeman, BA, MS, CPG#6901, AA#159

Information contained in this report has been compiled with the permission of NovaGold Resources Inc. from sources believed to be reliable however, the accuracy and completeness of data herein cannot be guaranteed. Neither Avalon Development nor NovaGold Resources assumes responsibility for errors or omissions. This report is not a solicitation to either buy or sell interests or securities in any corporation and has been neither approved nor disapproved by any U.S. or Canadian stock exchange.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net